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                                                                 SEC FILE NUMBER
                                                                         1-13818

                                                                    CUSIP NUMBER
                                                                   _____________



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


     (Check One):  X Form 10-K Form 20-F_ Form 11-K Form 10-Q _ Form N-SAR

                  For Period Ended:  June 30, 1999
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
         SPENCER'S RESTAURANTS, INC.

Full Name of Registrant

         THE RATTLESNAKE HOLDING COMPANY, INC.
Former Name if Applicable

         2 South Main Street
Address of Principal Executive Office (Street and Number)

         South Norwalk, CT 06852
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         We are working with the Registrant's auditors to complete the fiscal year 1999 financial statements, which have been delayed due to the time and effort to reflect the many financial restructuring transactions that took place in such fiscal year. As a result, management needs an additional period of fifteen days from the date hereof to finalize such financial statements and allow sufficient time to file Form 10-KSB for the year ended June 30, 1999.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Kenneth Berry      (203)                 276-8660
         --------------     -----------           -----------------
         (Name)             (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___Yes X No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         SPENCER'S RESTAURANTS, INC. f/k/a THE RATTLESNAKE HOLDING COMPANY, INC.
                    (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date     September 28, 1999   By: /s/ Kenneth Berry
                                         ---------------------------------------
                                         KENNETH BERRY, President